EXHIBIT 99.1

Brookfield Corporation Reports 16% Increase in Earnings

Record LTM Distributable Earnings Before Realizations of $5.8 Billion

Net Income of $1.9 Billion Reported for the Quarter

$300 Million of Shares Repurchased Since Last Report, Approximately $900 Million Repurchased Year-to-Date

BROOKFIELD, NEWS, Nov. 12, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the quarter ended September 30, 2026.

Nick Goodman, President of Brookfield Corporation, said, “We delivered strong financial results in the third quarter. Our asset management business raised $25 billion, wealth solutions delivered 22% earnings growth, and our operating businesses continued to generate resilient cash flows.”

Goodman added, “The current macroeconomic environment plays to our strengths. Our focus on real assets with inflation-linked revenues, pricing power, and durable cash flows positions us well for continued growth. We continue to reinvest our excess cash flows to compound capital. This included share repurchases of over $300 million since we last reported, bringing total share repurchases to almost $900 million so far this year.”

Operating Results

Distributable earnings (“DE”) before realizations per share increased by 14% and total DE, including realizations, increased by 16% per share over the prior-year quarter.

UNAUDITED For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Net income of consolidated business[1]	$1,914	$284	$5,340	$1,655
Net income attributable to Brookfield shareholders[2]	1,305	219	2,514	996

Distributable earnings before realizations[3]	1,496	1,333	5,815	5,385
— Per Brookfield share[3,4]	0.64	0.56	2.47	2.27

Distributable earnings[3]	1,718	1,487	6,403	6,027
— Per Brookfield share[3,4]	0.73	0.63	2.72	2.54

See endnotes on page 9.

Total consolidated net income was $1.9 billion for the quarter and $5.3 billion for the last twelve months. Distributable earnings before realizations were $1.5 billion ($0.64/share) for the quarter and $5.8 billion ($2.47/share) for the last twelve months.

Asset Management delivered strong results, with fee-related earnings increasing 15% compared to the prior-year quarter. Growing investor demand for long-duration, essential-service and inflation-protected assets supported strong fundraising momentum, with $25 billion of capital raised during the quarter. Fee-bearing capital increased to $682 billion at quarter end.

Wealth Solutions continued to scale, with distributable earnings increasing 22% compared to the prior-year quarter, supported by continued organic growth, strong investment performance, and the expansion of our global insurance platform with the acquisition of Just Group in the prior quarter, bringing total insurance assets to nearly $200 billion.

Operating Businesses continued to generate stable and resilient cash flows, supported by strong operating fundamentals and the contracted and inflation-linked revenues of our underlying assets.

We realized $222 million of carried interest, net, into income during the quarter, bringing total realized carried interest, net, to $588 million over the last twelve months, reflecting continued progress in converting accumulated carried interest into earnings. Total distributable earnings were $1.7 billion ($0.73/share) for the quarter and $6.4 billion ($2.72/share) for the last twelve months.

Operating Highlights

Asset Management

  DE was $755 million ($0.32/share) in the quarter and $3.0 billion ($1.28/share) for the last twelve months.
  Fundraising through the third quarter totaled $123 billion, including $25 billion raised during the quarter, reflecting strong demand across our flagship and complementary strategies, including a record $1.2 billion raised for our infrastructure private wealth strategy and a record $1.5 billion for our super-core infrastructure strategy during the quarter.
  Subsequent to quarter-end, we received $13 billion of additional commitments for our infrastructure flagship strategy, bringing total capital committed to date to $26 billion. We expect to finalize the first close in the coming weeks, positioning the fund to become, by far, the largest infrastructure fund ever raised globally.
  Fee-bearing capital increased by 13% to $682 billion at quarter end, driving a 15% increase in fee-related earnings compared to the prior year quarter.

Wealth Solutions

  DE was $511 million ($0.22/share) in the quarter and $1.9 billion ($0.79/share) for the last twelve months.
  During the quarter, we originated $4 billion of retail and institutional annuity sales, supported by the expansion of our distribution platform in the U.S. through new broker-dealer channels. We continue to adopt a disciplined approach to organic growth with a primary focus on maintaining a return on our equity of 15%+ over the long term.
  We deployed $13 billion of capital during the quarter, of which $8 billion was invested into real asset strategies. The balance primarily being the reallocation of cash and short-duration investments into higher-yielding U.S. Treasuries. Returns from real asset investments contributed to a 16 basis point increase in the total net yield of our investment portfolio (to 5.7%) compared to the prior quarter.
  Our P&C business maintained strong underwriting performance, achieving a combined ratio of 99.6% during the quarter, further diversifying our liability profile and lowering our overall effective cost of funds.

Operating Businesses

  DE was $467 million ($0.20/share) in the quarter and $1.6 billion ($0.70/share) for the last twelve months.
  Cash distributions from our operating businesses continued to be supported by resilient operating earnings, underpinned by contracted, inflation-linked revenues and growing demand for the essential products and services our businesses provide.
  Our energy business continues to advance strategic initiatives in nuclear power through Westinghouse, including a recently announced framework agreement between Westinghouse, the U.S. federal government, and Korea to accelerate nuclear development in the U.S., further strengthening the outlook for this business.
  Operating fundamentals across our real estate portfolio remain strong as growing demand for high-quality assets, combined with constrained supply, continues to increase rents for premium assets. During the quarter, we completed 5.3 million square feet of office and retail leasing, with net rents across our balance sheet office portfolio 16% above expiring levels.

Earnings from the monetization of assets were $222 million ($0.09/share) for the quarter and $588 million ($0.25/share) for the last twelve months.

  Year-to-date, we have advanced $53 billion of asset sales across the business, including $20 billion during the quarter, realizing significant value for our clients at attractive returns.
  Monetization activity during the quarter included $4 billion of real estate assets, approximately $5 billion of infrastructure assets, approximately $4 billion of energy assets, $3 billion of private equity investments, and $4 billion of credit investments.
  As we continue to return capital to our clients through asset monetizations, a number of our funds are moving closer to carried interest realization. Total gross accumulated unrealized carried interest grew by approximately $525 million to $13.0 billion at quarter end, net of realizing $222 million of net carried interest into income during the quarter.

We ended the quarter with $207 billion of capital available to deploy into new investments.

  Our $207 billion of deployable capital includes $5.4 billion of liquidity at the Corporation, $86.9 billion of cash, financial assets, and undrawn credit lines across our affiliates, and $114.3 billion of uncalled private fund commitments.
  Our balance sheet is conservatively capitalized, with corporate debt at the Corporation carrying a weighted-average term of 14 years and no remaining maturities in 2026.
  We have extremely strong access to capital markets, completing $37 billion of financings across the franchise during the quarter. At the Corporation, we issued $600 million of five-year senior unsecured notes at a spread of 82 basis points over the benchmark, one of our lowest spreads ever. The offering was approximately four times oversubscribed, underscoring strong investor demand and the strength of our credit profile.
  Since we last reported, we repurchased over $300 million of BN Class A shares in the open market, bringing total year-to-date share repurchases to $889 million.

Corporate Simplification Update

  Brookfield Corporation expects to complete its previously announced corporate simplification transaction (the “Transaction”) on December 1, 2026, subject to all closing conditions being satisfied or waived. Class A shares of Brookfield Corporation Ltd. are expected to begin trading on the NYSE and TSX under the symbol “BN” on December 3, 2026.
  Eligible Canadian and UK shareholders who wish to participate in the Transaction on a tax-deferred basis must complete their elections by 5:00 p.m. (EST) on November 25, 2026. Further information and election instructions are available on Brookfield's website. All other shareholders, including U.S. shareholders, are not required to take any action.
  In connection with the Transaction, Brookfield Corporation’s dividend reinvestment plan (“DRIP”) will terminate on November 17, 2026. Participants will receive cash in lieu of fractional shares based on the November 16, 2026 TSX closing price.

Regular Dividend Declaration

Shareholders of record as of the close of business on December 16, 2026 (the “Record Date”) will receive a cash distribution of $0.07 per share on December 31, 2026. The Board of Brookfield Corporation declared the regular monthly and quarterly dividends on our preferred shares.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		September 30		December 31
		2026		2025
Assets
Cash and cash equivalents		$14,238		$16,242
Other financial assets		45,624		30,033
Accounts receivable and other		46,138		46,289
Inventory		9,554		8,849
Equity accounted investments		87,280		79,881
Investment properties		83,918		85,613
Property, plant and equipment		170,776		165,992
Intangible assets		45,850		38,496
Goodwill		45,225		43,355
Deferred income tax assets		4,275		4,221
Total Assets		$552,878		$518,971

Liabilities and Equity
Corporate borrowings		$16,056		$14,301
Accounts payable and other		62,413		62,348
Non-recourse borrowings of managed entities		266,013		245,311
Subsidiary equity obligations		5,344		3,808
Deferred income tax liabilities		27,560		27,009

Equity
Non-controlling interests	$128,415		$118,308
Preferred equity	4,086		4,090
Common equity	42,991	175,492	43,796	166,194
Total Equity		175,492		166,194
Total Liabilities and Equity		$552,878		$518,971

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2026	2025	2026	2025
Revenues	$20,691	$18,917	$58,677	$54,944
Direct costs[1]	(13,464)	(11,941)	(37,199)	(34,317)
Other income and gains	(31)	1,028	417	1,646
Equity accounted income	1,322	543	3,384	1,529
Interest expense
– Corporate borrowings	(198)	(188)	(570)	(555)
– Non-recourse borrowings
Same-store	(4,199)	(4,126)	(12,375)	(12,173)
Acquisitions, net of dispositions[2]	(34)	—	(41)	—
Upfinancings[2]	(142)	—	(415)	—
Corporate costs	(23)	(18)	(65)	(56)
Fair value changes	1,152	(736)	1,082	(763)
Depreciation and amortization	(2,747)	(2,691)	(8,089)	(7,680)
Income tax	(413)	(504)	(1,147)	(1,021)
Net income	1,914	284	3,659	1,554
Net (income) loss attributable to non-controlling interests	(609)	(65)	(1,888)	(990)
Net income attributable to Brookfield shareholders	$1,305	$219	$1,771	$564

Net income per share[3,4]
Diluted	$0.54	$0.08	$0.70	$0.19
Basic	0.57	0.08	0.73	0.20
  Direct costs disclosed above exclude depreciation and amortization expense.
  Interest expense from acquisitions, net of dispositions, and upfinancings completed over the twelve months ended September 30, 2026.
  Adjusted to reflect the three-for-two stock split completed on October 9, 2025.
  Net of preferred share dividends reflected in equity. See “Earnings Per Share” on page 7.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Asset management	$755	$687	$3,006	$2,715

Wealth solutions	511	420	1,851	1,662

BIP	94	89	371	351
BEP	121	113	478	446
BBUC	6	6	24	26
BPG	236	147	727	853
Other	10	11	48	28
Operating businesses	467	366	1,648	1,704

Corporate costs and other	(237)	(140)	(690)	(696)
Distributable earnings before realizations[1]	1,496	1,333	5,815	5,385
Realized carried interest, net	222	154	588	580
Disposition gains from principal investments	—	—	—	62
Distributable earnings[1]	$1,718	$1,487	$6,403	$6,027
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2026	2025[1]	2026	2025[1]
Net income	$1,914	$284	$5,340	$1,655
Financial statement components not included in DE:
Equity accounted fair value changes and other	336	812	2,741	3,533
Fair value changes and other	(949)	917	641	2,819
Depreciation and amortization	2,747	2,691	10,788	10,097
Disposition gains in net income	(5)	(1,017)	(755)	(1,830)
Deferred income taxes	(301)	(57)	(536)	(396)
Non-controlling interests in the above items[2]	(2,047)	(2,168)	(11,395)	(10,010)
Less: realized carried interest, net	(222)	(154)	(588)	(580)
Working capital, net	23	25	(421)	97
Distributable earnings before realizations[3]	1,496	1,333	5,815	5,385
Realized carried interest, net	222	154	588	580
Disposition gains from principal investments	—	—	—	62
Distributable earnings[3]	$1,718	$1,487	$6,403	$6,027
  Comparative period amounts have been revised to reflect returns on capital as the measurement basis for FFO from Direct Investments included within disposition gains in net income.
  DE is a non-IFRS measure proportionate to the interests of shareholders and therefore excludes items in income attributable to non-controlling interests in non-wholly owned subsidiaries.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

EARNINGS PER SHARE

Unaudited For the periods ended September 30 (millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Net income	$1,914	$284	$5,340	$1,655
Non-controlling interests	(609)	(65)	(2,826)	(659)
Net income attributable to shareholders	1,305	219	2,514	996
Preferred share dividends[1]	(42)	(42)	(171)	(165)
Net income available to common shareholders	1,263	177	2,343	831
Dilutive impact of exchangeable shares of affiliate	4	3	14	12
Net income available to common shareholders including dilutive impact of exchangeable shares	$1,267	$180	$2,357	$843

Weighted average shares[3]	2,230.9	2,244.0	2,237.7	2,251.8
Dilutive effect of conversion of options, escrowed shares[2]and exchangeable shares of affiliate[3]	116.0	123.8	119.3	120.3
Shares and share equivalents[3]	2,346.9	2,367.8	2,357.0	2,372.1

Diluted earnings per share[3]	$0.54	$0.08	$1.00	$0.36
  Excludes dividends paid on perpetual subordinated notes of $3 million (2025 – $3 million) and $10 million (2025 – $10 million) for the three and twelve months ended September 30, 2026, which are recognized within net income attributable to non-controlling interests.
  Dilution of management share option plan and escrowed stock plan measured using the treasury stock method.
  Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months and twelve months ended September 30, 2026, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the periods ended September 30, 2026, which have been prepared using IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Distributions.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2026 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI84a7591f6ded46ecaad577209900b797. Upon registering, you will be emailed a dial-in number and a unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/a5qsvhzs. For those unable to participate in the Conference Call, the telephone replay will be archived and available until November 12, 2027. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/a5qsvhzs.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in infrastructure, energy, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.bn.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on IFRS Accounting Standards, as issued by the IASB, unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings before realizations from our asset management business and our wealth solutions business, distributions received from our ownership of investments, realized carried interest and realized disposition gains, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains. Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings, realized carried interest, net and investments and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as return on capital from cash distributions received on direct investments. Distributable earnings from our Wealth Solutions business is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DE from investments in associates. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of profits generated within a private fund after achieving our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains are included in DE because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE, and exclude amounts attributable to direct investments and non-controlling interests unless otherwise noted.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find this measure of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

Endnotes
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures on page 9.
  Per share amounts have been adjusted to reflect BN’s three-for-two stock split completed on October 9, 2025.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward- looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our fundraising targets, our target growth objectives, all statements relating to the proposed combination of Brookfield Corporation and Brookfield Wealth Solutions Ltd. and its expected impact on our business.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, energy and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.

When we speak about our wealth solutions business or Brookfield Wealth Solutions, we are referring to Brookfield’s investments in this business that supported the acquisitions of its underlying operating subsidiaries.